Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of January, 2014	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Marco Saltalamacchia Appointed Chief Commercial Officer of the Natuzzi Group

MARCO’S APPOINTMENT IS PART OF THE REORGANIZATION OF THE MANAGEMENT TEAM DIRECTLY REPORTING TO MR PASQUALE NATUZZI, CEO AND PRESIDENT OF THE GROUP

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--January 16, 2014--Natuzzi S.p.A. (NYSE:NTZ) (“Natuzzi” or “the Company”) today announced that Mr Marco Saltalamacchia has been appointed Chief Commercial Officer of the Natuzzi Group. In his new role, Marco will be in charge of defining the future commercial strategy in all the markets in which the Group operates and all the actions necessary to the reaching of the Company’s business targets.

“By joining the Natuzzi Group, I have accepted an important professional challenge, that I intend to carry on with the utmost enthusiasm and pride of being part of a Group that has been the ambassador of the made-in-Italy in the world for decades” commented Marco Saltalamacchia.

“The pursuit of beauty, excellence in quality, production efficiency and environmental sustainability are strategic guidelines on which the Natuzzi Group has built its history and that represent, together with expertise enhancement, the milestones to better challenge the global competitive scenario”.

Before joining the Natuzzi Group, Marco Saltalamacchia, who was born in July 1961, has gained a solid professional experience in the automotive sector, as Senior Vice President Europe in BMW from 2007 to 2009, and, previously, as President and CEO in BMW Italia. After his experience in BMW, Mr Saltalamacchia worked as consultant and entrepreneur, by taking part in the creation of advisory firms for the automotive sector (G&MS Consulting, DrHail, Trust Rating System).

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About Natuzzi S.p.A.
Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of residential upholstered furniture. With consolidated revenues of EUR 468.8 million in 2012, Natuzzi is Italy’s largest furniture manufacturer. The Natuzzi Group exports its innovative high-quality sofas and armchairs in five continents under separate brand names, Natuzzi Italia, Natuzzi Editions and Softaly. Cutting-edge design, superior Italian craftsmanship and advanced, vertically integrated manufacturing operations underpin the Company’s market leadership. Natuzzi S.p.A. has been listed on the New York Stock Exchange since May 1993. The Company is ISO 9001 and 14001.

CONTACT:
NATUZZI INVESTOR RELATIONS
Piero Direnzo; tel. +39.080.8820.812
pdirenzo@natuzzi.com
or
NATUZZI CORPORATE COMMUNICATION
Vito Basile (Press Office); tel. +39.080.8820.676
vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	January 16, 2014	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi